Exhibit 99.1

August 25, 2026

NOT FOR DISTRIBUTION IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

IHS Holding Limited announces sale of additional U.S.$200,000,000 principal amount of its 7.875% Senior Notes due 2030

IHS Holding Limited (the “Issuer”) announces that it has agreed to sell an additional U.S.$200,000,000 principal amount of its 7.875% Senior Notes due 2030 (the “New Notes”) in a private placement. The terms of the New Notes are set forth in the attached annex.

The issuance of the New Notes is subject to customary closing conditions and settlement is expected to occur on or around September 9, 2026. The New Notes will be issued under the Issuer’s existing indenture dated November 29, 2024 and will be part of the same series of notes as the Issuer’s existing U.S.$550,000,000 7.875% Senior Notes due 2030 (the “Existing Notes” and together with the “New Notes”, the “Notes”).

The New Notes will be issued in reliance on Regulation S under the Securities Act (as defined below) and will initially bear a temporary Common Code and temporary ISIN that differ from those of the Existing Notes. After the time period specified in Regulation S, which is expected to be 40 days after the issue date of the New Notes, the New Notes will be consolidated and form a single series with the Existing Notes.

The Issuer intends to use the proceeds from the offering of the New Notes for (i) redemption of the Issuer’s outstanding 5.625% Senior Notes due 2026 (the “2026 Notes”); (ii) payment of fees and expenses relating to the redemption of the 2026 Notes and the offering of the New Notes; and (iii) general corporate purposes.

Application will be made to The International Stock Exchange Authority Limited for the listing of and permission to deal in the New Notes on the Official List of The International Stock Exchange.

For further information please email investorrelations@ihstowers.com or visit www.ihstowers.com

Important Notice

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes and the related guarantees thereof (together, the “Securities”) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities laws. The Issuer does not intend to register any portion of the offering of the Securities in the United States or to conduct a public offering of the Securities in the United States.

Promotion of the Securities in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Securities are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (iii) fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, or (iv) to the extent that doing so does not prejudice the lawful distribution of the announcement to the foregoing, are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Securities will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

In Member States of the European Economic Area and the United Kingdom, the Securities are being offered solely to “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”) or paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and accordingly the offer of Securities is not subject to the obligation to publish a prospectus within the meaning of the Prospectus Regulation or the POATRs.

This announcement contains certain forward-looking statements with respect to certain of the Issuer’s current expectations and projections about future events. These statements reflect management’s beliefs and expectations and involve a number of risks, uncertainties and assumptions (including the completion of the transactions described in this announcement) that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. The information contained in this announcement is subject to change without notice and, except as required by applicable law, the Issuer does not assume any responsibility or obligation to update publicly or review any of the forward-looking statements contained in it. Readers should not place undue reliance on forward-looking statements, which speak only as at the date of this announcement.

2

ANNEX

3

EXECUTION VERSION

STRICTLY PRIVATE AND CONFIDENTIAL NOT AN OFFER OR SALE OF SECURITIES IN ANY JURISDICTION

IHS Holding Limited

$200,000,000 7.875% Senior Notes due 2030

expected to be consolidated and form a single series with the existing $550,000,000 7.875% Senior Notes due 2030 issued on November 29, 2024 (the “Original Notes”)

$200,000,000 7.875% Senior Notes due 2030

Issuer:	IHS Holding Limited

Guarantors:	IHS Mauritius NG Holdco Limited (formerly IHS Netherlands Holdco B.V.), IHS Towers NG Limited, IHS Mauritius NG1 Limited (formerly IHS Netherlands NG1 B.V.), IHS Mauritius NG2 Limited (formerly IHS Netherlands NG2 B.V.), IHS Nigeria Limited, IHS INT Mauritius Limited (formerly Nigeria Tower Interco B.V.), INT Towers Limited and INT Towers NG Finco 1 Plc

Distribution:	Regulation S Category 2 (without registration rights)

Currency:	U.S. dollars

Aggregate Principal Amount:	$200,000,000

Issue Price:	101.7500% (plus accrued and unpaid interest, if any, from May 29, 2026)

Title of Securities:	Senior Notes due 2030 (the “New Notes”, together with the Original Notes, the “Notes”)

Gross Proceeds:	$207,875,000

Use of Proceeds:	The Issuer intends to use the proceeds from the offering of the New Notes for (i) redemption of the Issuer’s outstanding 5.625% Senior Notes due 2026 (the “2026 Notes”); (ii) payment of fees and expenses relating to the redemption of the 2026 Notes and the offering of the New Notes; and (iii) general corporate purposes.

Maturity:	May 29, 2030

Coupon:	7.875%

Yield to Maturity:	7.3239%

Interest Payment Dates:	Semi-annually on May 29 and November 29 of each year, commencing November 29, 2026

Interest Record Dates:	The Business Day immediately preceding each interest payment date

Redemption Provisions:	As per the Original Notes

Make-Whole Call:	At any time prior to November 29, 2026, at a discount rate of UST plus 50 bps

First call date:	November 29, 2026

1

EXECUTION VERSION

Redemption Prices:	November 29, 2026: 103.9375%

November 29, 2027: 101.96875%

November 29, 2028, and thereafter: 100.0000%

Equity Claw:	Prior to November 29, 2026, up to 40% may be redeemed at 107.875% plus accrued and unpaid interest with the proceeds of certain equity offerings provided that at least 50% of the aggregate principal amount of the Notes remain outstanding.

Change of Control:	Put at 101% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, unless such Change of Control is a Specified Change of Control.

Trade Date:	August 25, 2026

Settlement Date:

September 9, 2026 (T+10)

Thereafter, the New Notes are expected to be consolidated and form a single series with the Original Notes on the date falling 40 days after the Settlement Date; i.e., on or about October 19, 2026.

Clearing:	Euroclear Bank SA/NV and Clearstream, S.A.

Regulation S Codes:	Temporary ISIN: XS3469216090; and following consolidation with the Original Notes: XS2941354487

Temporary Common Code: 346921609; and following consolidation with the Original Notes: 294135448

Denominations:	$200,000 minimum, with integral multiples of $1,000 in excess thereof

Indicative Ratings*:	B+ by Standard & Poor’s Rating Services B+ by Fitch Ratings
Listing / Trading:	Application will be made to The International Stock Exchange Authority Limited for the listing of and permission to deal in the New Notes on the Official List of the International Stock Exchange (the “Exchange”). There can be no assurance that the New Notes will be listed on the Official List of the Exchange, that such permission to deal in the New Notes will be granted or that such listing will be maintained.

Sole Initial Purchaser:	Standard Chartered Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

******

2

EXECUTION VERSION

******

This information does not purport to be a complete description of these NEW Notes or the offering. Please refer to the indenture dated NOVEMBER 29, 2024, governing the original notes, together with this pricing term sheet.

This PRICING TERM SHEET is intended for the sole use of ISSUER AND STANDARD CHARTERED BANK. THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY securities BY ANY PERSON IN ANY JURISDICTION.

The NEW Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold within the United States or to U.S. persons (as defined in Regulation S) except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3